press release
ArcelorMittal announces the publication of its third quarter 2025 sell-side analyst consensus figures
October 27, 2025, 22:15 CET

ArcelorMittal (‘the Company’) today announces the publication of its third quarter 2025 sell-side analyst consensus figures.

The consensus figures are based on analysts’ estimates recorded on an external web-based tool provided and managed by an independent company, Visible Alpha.

To arrive at the consensus figures below, Visible Alpha has aggregated the expectations of sell-side analysts who, to the best of our knowledge, cover ArcelorMittal on a continuous basis. This is currently a group of approximately 15 brokers. The listed sell-side analysts follow ArcelorMittal on their own initiative and ArcelorMittal is not responsible for their views. ArcelorMittal is neither involved in the collection of the information nor in the compilation of the estimates.

3Q’25 consensus estimates:

3Q’25
•EBITDA ($m)	$1,464
•Net income ($m)	$404
•Earnings per share ($)	$0.53
Equity analysts contributing to consensus:
*Number of sell-side analyst participation is 12 brokers (i.e. those who have updated estimates in Visible Alpha).
1.Bank of America – Reinhardt Van Der Walt
2.CITI – Ephrem Ravi, Krishan Agarwal
3.Deutsche Bank – Bastian Synagowitz
4.Goldman Sachs – Matt Greene
5.Groupo Santander – Robert Jackson
6.ING – Stijn Demeester
7.Jefferies – Cole Hathorn
8.Kepler – Boris Bourdet
9.Keybanc – Phil Gibbs

10.Morgan Stanley – Alain Gabriel
11.Oddo – Maxime Kogge
12.Wells Fargo – Timna Tanners
Disclaimer
Estimates based on Visible Alpha consensus dated 27.10.25. The disclaimer is:
The information provided by Visible Alpha cited herein is provided “as is” and “as available” without warranty of any kind. Use of any Visible Alpha data is at a user’s own risk and Visible Alpha disclaims any liability for use of the Visible Alpha data. Although the information is obtained or compiled from reliable sources Visible Alpha neither can nor does guarantee or make any representation or warranty, either express or implied, as to the accuracy, validity, sequence, timeliness, completeness or continued availability of any information or data, including third-party content, made available herein. In no event shall Visible Alpha be liable for any decision made or action or inaction taken in reliance on any information or data, including third-party content. Visible Alpha further explicitly disclaims, to the fullest extent permitted by applicable law, any warranty of any kind, whether express or implied, including warranties of merchantability, fitness for a particular purpose and non-infringement.
The consensus estimate is based on estimates, forecasts and predictions made by third party financial analysts, as described above. It is not prepared based on information provided or checked by ArcelorMittal and can only be seen as a consensus view on ArcelorMittal's results from an outside perspective. ArcelorMittal has not provided input on these forecasts, except by referring to past publicly disclosed information. ArcelorMittal does not accept any responsibility for the quality or accuracy of any individual forecast or estimate. This web page may contain forward-looking statements based on current assumptions and forecasts made by ArcelorMittal or third parties. Various known and unknown risks, uncertainties and other factors could lead to material differences between ArcelorMittal's actual future results, financial situation, development or performance, and the estimates given here. These factors include those discussed in ArcelorMittal's periodic reports available on http://corporate.arcelormittal.com/.